

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

<u>Via E-mail</u>
Raymond Meyers
Chief Executive Officer
U-Vend, Inc. (formerly Internet Media Services, Inc.)
1507 7th Street, #425
Santa Monica, CA 90401

      Re: U-Vend, Inc.
              (formerly Internet Media Services, Inc.)
              Registration Statement on Form S-1
              Filed May 13, 2014
              File No. 333-195914

Dear Mr. Meyers:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial information to provide the unaudited interim period financial information required by Rule 8-03 of Regulation S-X for the quarterly period ended March 31, 2014.

2. Please update the registration statement as necessary to reflect the reverse stock split you affected on May 15, 2014.

3. We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that the selling security holders will offer and sale

your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. Please also include the determination of the offering price disclosure required by Item 505 of Regulation S-K.

4. We note that you are registering the sale of 6,570,951,000 of shares. Given the size of the registered transaction relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, we are concerned that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with your analysis of why this transaction is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. In your analysis, please also address the following factors:

   - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

   - The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

   - The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

   - Any relationships among the selling shareholders;

   - The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

   - The discount at which the shareholders will purchase the common stock underlying the convertible notes and warrants upon conversion or exercise; and

   - Whether or not any of the selling shareholders is in the business of buying and selling securities.

5. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502 of Regulation S-K.

6. Please provide us with the total dollar value of the securities underlying the convertible notes (using the number of underlying securities that you have registered for resale and the price or prices per share for those securities on the date of the note sales).

7. Please provide us with a table setting forth the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please do not include any repayment of principal on the convertible notes in this disclosure.

8. Please provide us with the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately (in this comment, the reference to "securities underlying the convertible notes" means the securities underlying the notes that may be received by the persons identified as selling shareholders):

- the price per share of the securities underlying the convertible notes on the date of sale of each convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to a market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined price of the total number of shares underlying the convertible note, calculated by using the market price, if any, per share on the date of sale of each convertible note and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of each convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price, if any, as of the date of the sale of each convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

- for provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

9. Please provide us with the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

10. Please provide us with:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 7;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 8 and 9.

Further, please provide us with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 7 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comments 8 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

11. Please provide us with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction, if any (reverse split adjusted, if necessary).

12. Please provide us with a table comparing:

- the number of shares outstanding prior to the convertible note transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

13. Please provide us with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible notes; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

       o   the date on which each such selling shareholder entered into that short position; and

       o   the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of each convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

14. Please provide us with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

15. Please provide us with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Risk Factors, page 6

16. Please add a going concern risk factor. Additionally, in the risk factor please state how much funding you need to continue operations for the next 12 months.

If we fail to implement and maintain proper and effective internal controls . . ., page 13

17. Please disclose how you intend to resolve the identified weakness in your internal controls over financial reporting going forward.

We have additional common stock and preferred stock available for issuance . . ., page 13

18. We note that you currently have more than one billion shares of unauthorized, outstanding shares of common stock. We also note that you have outstanding securities with the potential to add another 7.7 billion shares of common stock. Please disclose in this section how the reverse stock split may affect these shares, as the exact amount of shares to be split has not been determined.

Selling Stockholders, page 14

19. Please expand the footnote disclosure to the table as necessary to describe the applicable contractual limits on share ownership as well as the maximum number of shares that could be acquired upon conversion of the notes and exercise of the warrants if these limits were disregarded.

20. With regard to Cobrador Multi Strategy Partners, LP, Automated Retail Leasing Partners and National Securities Corporation, please tell us whether any of these security holders are broker-dealers or affiliates of a broker-dealer.

- For each of the aforementioned security holders that are a broker-dealer, the prospectus should state that the security holder is an underwriter.

- For each of the aforementioned security holders that is an affiliate of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Business, page 16

Business Developments, page 17

21. We note, "certain shareholders of U-Vend Canada, Inc. will also have the ability to earn up to an additional shares of our common stock." Please revise your disclosure to include the maximum amount that these shareholders may earn and describe the material terms of the earn-out. Also, please state whether these potential shares will be subject to the reverse stock split.

Management's Discussion and Analysis of Financial Condition . . . , page 21

Management's plans, page 22

22. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month, the amount necessary to sustain operations for the next 12 months, and the period that available cash can sustain your operations.

23. We note that your auditor has expressed a going concern opinion and identified a material weakness in your internal controls over financial reporting. Please disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements and the amount of capital necessary to sustain operations. Your disclosure should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Please refer to Item 303(a)(1) of Regulation S-K.

Principal Stockholders, page 29

24. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Bohlen Enterprises LLC.

Certain Relationships and Related Party Transactions, page 30

25. We note the disclosure of related party transactions in Note 5 to the Consolidated Financial Statements of Internet Media Services, Inc. on page F-12. Please disclose the required information regarding the revolving credit agreement and accrued salary per Item 404 of Regulation S-K or tell us why you believe such disclosure is not required.

Description of Securities, page 30

26. Please add a description of the material terms of your outstanding convertible notes and warrants, including, but not limited to, the details of their conversion and exercise, respectively.

Item 17. Undertakings, page II-5

27. Please include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dietrich King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Gary A. Agron